UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC  20549


                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 13)

                          GENERAL MOTORS CORPORATION
                               (Name of Issuer)

               Class H Common Stock, par value $0.10 per share
                        (Title of Class of Securities)

                                   370442 50 1
                                (CUSIP Number)

                           Craig A. Alexander, Esq.
               Deputy General Counsel and Assistant Secretary
                       Howard Hughes Medical Institute
                4000 Jones Bridge Road, Chevy Chase, MD  20815
                           Tel. No. (301) 215-8841
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                              February 15, 1995
           (Date of Event which Requires Filing of this Statement)

                    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

                    Check the following box if a fee is being paid with this statement: [ ]


                                SCHEDULE 13D

      CUSIP No. 370442 50 1

       1.  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

                          Howard Hughes Medical Institute
                          I.R.S. Identification No. 59-0735717
       2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a) ( )
                                                              (b) ( )
       3.  SEC USE ONLY

       4.  SOURCE OF FUNDS
             OO

       5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                  ( )

       6.  CITIZENSHIP OR PLACE OF ORGANIZATION

            State of Delaware

        NUMBER OF                         7.  SOLE VOTING POWER
         SHARES                                 17,503,800
      BENEFICIALLY                        8.  SHARED VOTING POWER
        OWNED BY                                0
          EACH
        REPORTING                         9.  SOLE DISPOSITIVE POWER
         PERSON                                 17,503,800
         WITH                            10.  SHARED DISPOSITIVE POWER
                                                0

      11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
                 17,503,800

      12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                       ( )

      13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           18.8%

      14.  TYPE OF REPORTING PERSON
            CO


          Item 1.   SECURITY AND ISSUER

                    Unchanged.

          Item 2.   IDENTITY AND BACKGROUND

                    Unchanged.

          Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                    Unchanged.

          Item 4.   PURPOSE OF TRANSACTION

                    Unchanged, except as follows (capitalized terms used in this Amendment No. 13 to Schedule 13D and not defined herein have the meaning assigned to them in the Schedule 13D and amendments thereto previously filed by HHMI with respect to its holdings of Class H Stock, in the Class H Stock Agreement, as amended, in the 1992 Agreement or in the Class H Stock Sale Agreement (attached as Exhibit A hereto):

                    As previously reported, HHMI, consistent with its goal of prudent diversification of its investment portfolio, intends to reduce its holdings of Class H Stock. HHMI's holdings of Class H Stock constitute its single largest investment, representing approximately 8.2% of the value of its investment portfolio as of December 31, 1994. In furtherance of HHMI's diversification goal, and in light of the approaching expiration on March 1, 1995, of restrictions on the sale or exchange of 15 million of the 17,503,800 shares of its Class H Stock under the Class H Stock Agreement, HHMI, on February 15, 1995, entered into an agreement with GM ("Class H Stock Sale Agreement"), which provides, among other things, for a registered public offering, with the assistance of GM, of shares of Class H Stock owned by HHMI (the "Offering"). HHMI will determine the number of shares to be offered in the Offering but does not currently intend to offer more than 15 million of its shares. HHMI has agreed to refrain from selling Class H Stock for 90 days following the Offering. HHMI anticipates that, following the Offering, it would initially hold 2-3 million shares of Class H Stock as part of its core investment portfolio and would make decisions with respect to the retention or disposition of such shares in the same manner as it deals with other securities in its portfolio. HHMI has no current plan or intent to sell any shares of Class H Stock that would remain after the Offering. Immediately following the Offering, Class H Stock would continue to constitute one of HHMI's largest equity positions.

                    As more fully described in Item 6, below, the Class H Stock Sale Agreement also provides for, among other things, termination of the Class H Stock Agreement (except with regard to the put and call rights with respect to Covered
                    Shares), a limitation on sale (except pursuant to the Offering) of shares of Class H Stock during certain periods, and the right of HHMI to require GM to purchase up to 15 million shares of Class H Stock under certain conditions.

                    Since the filing of Amendment No. 12 to
                    Schedule 13D, HHMI has disposed of 890,200 Core Shares and now holds 2,503,800 Core Shares and 15 million Covered Shares.

          Item 5.   INTEREST IN SECURITIES OF THE ISSUER

                    (a) HHMI owns beneficially 17,503,800 shares of Class H Stock, or approximately 18.8% of the 93,082,758 shares of Class H Stock reported to be outstanding on the cover page of GM's most recent quarterly report for the quarter ended September 30, 1994. To the best of HHMI's knowledge, none of the other persons named or referred to in the response to Item 2 hereof beneficially owns any shares of Class H Stock.

                    (b)  Unchanged.

                    (c) Within the last 60 days, no transactions in shares of Class H Stock were effected by HHMI or, to the best of HHMI's knowledge, by any of the persons named or referred to in response to Item 2 hereof, except the following open market sales on the New York Stock Exchange of Core Shares by HHMI:

                         i)      On January 26, 1995, HHMI sold
                                 200,000 shares of Class H Stock,
                                 at a price of $35.7500;

                         ii)     On January 25, 1995, HHMI sold
                                 150,000 per shares of Class H
                                 Stock at a price of $35.7500 per
                                 share;

                         iii)    On January 24, 1995, HHMI sold
                                 109,000 shares of Class H Stock,
                                 at a price of $35.6250 per share;

                         iv)     On January 23, 1995, HHMI sold
                                 100,000 shares of Class H Stock,
                                 at a price of $36.0000 per share;

                         v)      On January 13, 1995, HHMI sold
                                 331,200 shares of Class H Stock,
                                 at a price of $35.000 per share;

                         vi)     On January 11, 1995, HHMI sold
                                 1,100 shares of Class H Stock, at
                                 a price of $34.625 per share;

                         vii)    On January 10, 1995, HHMI sold
                                 163,200 shares of Class H Stock,
                                 at a price of $34.7032 per share;

                         viii)   On January 9, 1995, HHMI sold
                                 164,700 shares of Class H Stock,
                                 at a price of $34.5112 per share;

                         ix)     On January 9, 1995, HHMI sold
                                 54,000 shares of Class H Stock at
                                 a price of $34.519 per share;

                         x)      On January 6, 1995, HHMI sold
                                 53,600 shares of Class H Stock,
                                 at a price of $34.558;

                         xi)     On January 5, 1995, HHMI sold
                                 84,600 shares of Class H Stock,
                                 at a price of $34.665 per share;

                         xii)    On January 5, 1995, HHMI sold
                                 44,000 shares of Class H Stock,
                                 at a price of $34.75 per share;

                         xiii)   On January 4, 1995, HHMI sold
                                 37,000 shares of Class H Stock,
                                 at a price of $34.966;

                         xiv)    On January 3, 1995, HHMI sold
                                 83,800 shares of Class H Stock,
                                 at a price of $34.925;

                         xv)     On December 30, 1994, HHMI sold
                                 60,200 shares of Class H Stock,
                                 at a price of $35.0631 per share;

                         xvi)    On December 29, 1994, HHMI sold
                                 62,500 shares of Class H Stock,
                                 at a price of $35.0040 per share;

                         xvii)   On December 28, 1994, HHMI sold
                                 25,000 shares of Class H Stock,
                                 at a price of $35.625;

                         xviii)  On December 23, 1994, HHMI sold
                                 108,200 shares of Class H Stock,
                                 at a price of $36.00 per share;
                                 and

                         xix)    On December 22, 1994, HHMI sold
                                 10,000 shares of Class H Stock,
                                 at a price of $35.75 per share;
                                 and

                         xx)     On December 19, 1994, HHMI sold
                                 300,000 shares of Class H Stock,
                                 at a price of $32.50 per share.

                    (d)  Unchanged.

                    (e)  Unchanged.

          Item 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                    RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                    Unchanged, except as follows (capitalized terms used in this Amendment No. 13 to Schedule 13D and not defined herein have the meaning assigned to them in the Schedule 13D and amendments thereto previously filed by HHMI with respect to its holdings of Class H Stock, in the Class H Stock Agreement, as amended, in the 1992 Agreement or in the Class H Stock Sale Agreement):

                    Pursuant to the Class H Stock Sale Agreement, GM has agreed as soon as practicable to file and cause to become effective a registration statement with respect to the number of shares of Class H Stock owned by HHMI designated by HHMI and to assist in the offering of such shares. If the proceeds received by HHMI from the Offering of the Class H Stock (net of any underwriting discounts or commissions and any expenses incurred in connection with the Offering) exceed the amount obtained by multiplying the number of shares sold by HHMI in the Offering (including any shares sold pursuant to an over-allotment option) and $37.50, then HHMI shall pay such excess (plus interest from the day following the closing of the Offering until the date of payment) to GM.

                    HHMI has agreed not to offer or sell, or solicit offers to purchase, any shares of Class H Stock (or securities convertible into or exchangeable for such shares) during the period from the date of the Class H Stock Sale Agreement until the Pricing Date, except if a registration statement has not been filed by March 27, 1995 this restriction will not apply until the registration statement is filed.
                    HHMI has also agreed to enter into an agreement with the underwriters for the Offering restricting the sale of such securities for a period of 90 days after the Pricing Date.

                    The Class H Stock Sale Agreement gives HHMI the right (if the Class H Stock Agreement Put Right (as defined below) has expired unexercised on March 1, 1995) to require GM to purchase from HHMI a number of shares of Class H Common Stock, as determined by HHMI, not to exceed 15 million minus the sum of the number of shares of Class H Stock actually sold in the Offering (other than any over-allotment shares) and the number of shares of Class H Stock held by HHMI that are subject to any underwriter's over-allotment options (the "Put Right"). If HHMI gives the underwriters for the Offering an over-allotment option, HHMI would also have, if the Offering is consummated, a put right with respect to shares not purchased by the underwriters pursuant to the over-allotment option.

                    In general, HHMI may exercise the Put Right on the earlier of (i) the first business day after the Pricing Date, or (ii) under certain conditions, June 30, 1995 (or, in certain specified circumstances, at HHMI's option, September 30, 1995) (the "Put Date").

                    The purchase price per share of the shares of Class H Stock subject to the Put Right is $30.00, except that if the average market price of Class H Stock over the 10 consecutive business days preceding the Put Date (the "Put Share Market Value") is less than $10.00, then such price per share of Class H Stock will be the sum of such Put Share Market Value and $20.00.

                    The Class H Stock Sale Agreement provides for the termination of all rights and obligations of the parties under the Class H Stock Agreement, except for the right of GM to purchase any Series IV Call Shares and the right of HHMI (the "Class H Stock Agreement Put Right") to require GM to purchase any 1995 Put Shares. The call right expires if not exercised on or before February 28, 1995 and the put right expires if not exercised on March 1, 1995.

                    The Class H Stock Sale Agreement will terminate on the Put Date, except as otherwise provided therein.

                    Reference is made to the Class H Stock Sale
                    Agreement filed as Exhibit A hereto, which sets forth all of the rights and obligations of the parties thereto, including with respect to indemnification and payment of expenses in certain circumstances. The foregoing description is qualified in its entirety by the terms of the Class H Stock Sale Agreement.

          Item 7.   MATERIAL TO BE FILED AS EXHIBITS

                    Class H Stock Sale Agreement, dated February
                    15, 1995  (Exhibit A)



                              S I G N A T U R E

                         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:  February 17, 1995

                                   HOWARD HUGHES MEDICAL INSTITUTE

                                   /s/  Craig A. Alexander
                                   Craig A. Alexander, Esq.
                                   Deputy General Counsel
                                     and Assistant Secretary